

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2014

Via E-mail
Alton B. Lewis
President and Chief Executive Officer
First Guaranty Bancshares, Inc.
400 East Thomas Street
Hammond, Louisiana 70401

> **Re:** **First Guaranty Bancshares, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 24, 2014**
> **File No. 333-199602**

Dear Mr. Lewis:

We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed November 24, 2014

Summary

Our History and Growth, page 2

1. We note your response to our previous comment 2 from our letter dated November 17, 2014. Please include bullet points disclosing the balance sheet and earnings growth rates for the year ended December 31, 2013 (when compared with the year ended December 31, 2012) and for the nine months ended September 30, 2014 (when compared with the nine months ended September 30, 2013).

<u>The Offering, page 10</u>

2. We note your response to our previous comment 4 from our letter dated November 17, 2014. Please include a page number when cross-referencing the security ownership table.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    • the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney

cc.   <u>Via E-mail</u>
       Benjamin Azoff
       Jeffrey Cardone
       Luse Gorman Pomerenk & Schick, P.C.